Exhibit 99.1

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

InterContinental Hotels Group PLC

2. Name of director(s)

Technical interest of all Executive Directors in common with all potential beneficiaries in an Employee Share Ownership Trust

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shares held by the InterContinental Hotels Group PLC Employee Share Ownership Trust (Jersey)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Greenwood Nominees Limited, Account no 522000

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Release of shares to participants (not directors) under the Britvic Short Term Deferred Incentive Plan

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

49,970

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of £1.00 each

12. Price per share

N/A

13. Date of transaction

12 January 2004

14. Date company informed

12 January 2004

15. Total holding in the Trust following this notification

2,097,189 Ordinary shares

16. Total percentage holding of issued class following this notification

Negligible

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Catherine Engmann, 01753 410 243

25. Name and signature of authorised company official responsible for making this notification

Catherine Springett
Head of Secretariat

Date of Notification

13 January 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.